OPTION PROMISSORY NOTE

$85,000 **October 6, 2003**

FOR VALUE RECEIVED, NEURALSTEM, INC., 205 Perry Parkway, Gaithersburg, Maryland 20877 ("*Maker*"), promises to pay to the order of STANLEY I. WESTREICH ("*Holder*") the principal sum of Eighty Five and 00/100ths Dollars ($85,000.00) (the "*Note*", the aggregate sum for all Holders of which is the "*Aggregate Note*"), with interest on the unpaid principal balance until paid at the rate of five percent (5.0%) per annum, payable as follows:

- Quarterly interest payable on the 1st of each month of the quarter starting January 1, 2004 computed on a daily basis; the first such payment prorated for the actual number of days from the effective date of the Note to November 1, 2003; and
- Fifty percent (50%) of principal due on the first anniversary of the Note; and
- Fifty percent (50%) of principal and any accrued interest not paid due on the second anniversary of the Note (the " *Due Date*").

Payment shall be made to the Holder in lawful money of the United States of America and delivered to the Holder at 1000 Wilson Boulevard, Suite 700, Arlington, Virginia 22209 or at such other place as the Holder may from time to time designate in writing.

Conversion Option

The Holder may convert all or part of the principal balance of the Note into Series C Preferred Stock, under the same terms and conditions as the Series C Preferred Stock outstanding on the effective date of the Note, at any time before the Due Date, in lieu of cash repayment.

Option for Additional Investment

In addition, the Holder has the option to purchase their *pro rata* share, based on the principal balance of the Note as a percentage of the Aggregate Note, if any, of up to $5 million of equity in Neuralstem, Inc. under the same terms and conditions as the Series C Preferred Stock on or before October 6, 2008 (the "*Option*"). The price per share of the equity to be purchased under the Option shall increase by 10% on every six-month anniversary starting after April 6, 2004. The Option may be exercised in whole or in part at any time during the period between the date of the Note and the expiration date of the Option at the Holder's discretion.

It is expressly agreed that upon the occurrence of any of the following events, at the option of the Holder, the Note shall become immediately due and payable:

a) The bankruptcy or dissolution of the Maker;

b) The entry of any final and non-appealable judgment in excess of Fifty Thousand Dollars ($50,000) against the Maker or the issuance of any attachment, distress, levy, execution, garnishment or other process against the Maker, which is not satisfied, stayed, bonded or otherwise vacated within thirty (30) calendar days thereof;

c) The Maker shall fail to comply with any material term or condition contained in any other agreement with or other undertaking owing to Holder unless a cure period is specifically provided for in writing in said document and the Maker cures such default or breach of such term or condition within such cure period.

In the event of any default in the payment of this Note and if suit is brought hereon, the Holder shall be entitled to collect in such proceedings, all reasonable costs and expenses of said suit including, but not limited to, reasonable attorneys fees.

[SIGNATURE PAGE FOLLOWS]

The Maker hereby waives notice of maturity, demand, presentment for payment, notice of nonpayment and protest.

NEURALSTEM, INC.

By: ______________________
I. RICHARD GARR, President

Attested to by: ______________________
Karl K. Johe, Ph.D.

SEAL